# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Quantum X Labs Inc. (formerly known as Viewbix Inc.), CIK 0000797542
CUSIP: 926711300
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: Atrium Tower, 2 Jabotinsky Street, Ramat Gan, Israel (L3), 5252903
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001749628

## Reporting persons
- L.I.A. Pure Capital Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 2,179,600; shared voting power 2,179,600; sole dispositive power 2,179,600; shared dispositive power 2,179,600; aggregate amount beneficially owned 2,179,600 (9.99% of the class)
  Comment: *Percentage calculated based on 21,817,826 shares of common stock, $0.0001 par value per share (the "Shares"), of Quantum X Labs Inc. (the "Issuer") issued and outstanding as of the date hereof, which amount was provided to the Reporting Person by the Issuer.
- Xylo Technologies Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 315,066; shared voting power 0; sole dispositive power 315,066; shared dispositive power 0; aggregate amount beneficially owned 315,066 (1.44% of the class)
  Comment: *Percentage calculated based on 21,817,826 shares of common stock, $0.0001 par value per share (the "Shares"), of Quantum X Labs Inc. (the "Issuer") issued and outstanding as of the date hereof, which amount was provided to the Reporting Person by the Issuer.

## Item 1. Issuer
Name of issuer: Quantum X Labs Inc. (formerly known as Viewbix Inc.)
Address of issuer's principal executive offices: Atrium Tower, 2 Jabotinsky Street, Ramat Gan, Israel 5252903

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by each of L.I.A. Pure Capital Ltd., a company incorporated under the laws of the State of Israel, and Xylo Technologies Ltd., a company incorporated under the laws of the State of Israel (each, a "Reporting Person" and together, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916.
Citizenship: Each of the Reporting Persons is a company incorporated under the laws of the State of Israel.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

Amount beneficially owned by the Reporting Persons consists of (i) 1,727,817 Shares held by L.I.A. Pure Capital Ltd. ("Pure Capital"), (ii) 315,066 Shares held by Xylo Technologies Ltd. and (iii) 136,717 Shares which may be acquired by Pure Capital within 60 days of the date hereof through the exercise of warrants, which includes a blocker provision under which Pure Capital does not have the right to exercise the warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by Pure Capital, together with Pure Capital's affiliates, and any other persons acting as a group together with Pure Capital or any of Pure Capital's affiliates, of more than 4.99% of the Shares. Such amount does not include (i) 1,292,998 Shares which may be acquired by Pure Capital within 60 days of the date hereof through the exercise of a pre-funded warrant, which includes a blocker provision under which Pure Capital does not have the right to exercise the warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by Pure Capital, together with Pure Capital's affiliates, and any other persons acting as a group together with Pure Capital or any of Pure Capital's affiliates, of more than 4.99% of the Shares and (ii) 450,000 Shares which may be acquired by Pure Capital within 60 days of the date hereof through the exercise of a warrant, which includes a blocker provision under which Pure Capital does not have the right to exercise the warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by Pure Capital, together with Pure Capital's affiliates, and any other persons acting as a group together with Pure Capital or any of Pure Capital's affiliates, of more than 4.99% of the Shares.

L.I.A. Pure Capital Ltd. does not directly own any shares of the Issuer's common stock held by Xylo Technologies Ltd. L.I.A. Pure Capital Ltd., as parent of Xylo Technologies Ltd. may be deemed a beneficial owner of any shares of the Issuer's common stock beneficially owned by Xylo Technologies Ltd. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.
Percent of class: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which is incorporated herein.
Sole power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which is incorporated herein.
Shared power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which is incorporated herein.
Sole power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which is incorporated herein.
Shared power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which is incorporated herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- L.I.A. Pure Capital Ltd.: /s/ Kfir Silberman, Kfir Silberman / Chief Executive Officer (08/19/2026)
- Xylo Technologies Ltd.: /s/ Kfir Silberman, Kfir Silberman / Chief Executive Officer (08/19/2026)